UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Third Quarter 2022 Financial Results

GMV and total revenue YoY growth reached 29% and 22%, respectively

Gross profit increased 37% YoY, representing a margin expansion of 750 bps YoY

NEW YORK--(BUSINESS WIRE)--November 10, 2022--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, today announced results for the third quarter of 2022 ended September 30, 2022. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “VTEX customers outperformed the market once again while both our costs and expenses showed significant leverage as a result of a leaner and more agile organizational structure.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We are witnessing a strong momentum in building brand awareness among enterprises, partners and market experts globally. VTEX's consistent achievements quarter after quarter will enable us to become the worldwide backbone of commerce.”

Third Quarter 2022 Operational and Financial Highlights

  GMV reached US$3.0 billion in the third quarter of 2022, representing a YoY increase of 29.4% in USD and 28.7% on an FX neutral basis.
  Total revenue increased to US$38.8 million in the third quarter of 2022, from US$31.9 million in the third quarter of 2021, representing a YoY increase of 21.6% in USD and 22.0% on an FX neutral basis.
  Subscription revenue represented 94.2% of total revenues and increased to US$36.5 million in the third quarter of 2022, from US$29.6 million in the third quarter of 2021, a YoY increase of 23.2% in USD and 23.0% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$26.9 million in the third quarter of 2022, compared to US$20.2 million in the third quarter of 2021, representing a YoY increase of 33.2% in USD and 32.3% on an FX neutral basis.
    Non-GAAP subscription gross margin was 73.8% in the third quarter of 2022, compared to 68.2% in the same quarter of 2021. Non-GAAP subscription gross profit margin YoY 560 bps expansion was mainly attributable to operational hosting cost efficiencies, support cost optimization among other impacts.
  Non-GAAP loss from operations was US$6.0 million during the third quarter of 2022, compared to Non-GAAP loss from operations of US$13.3 million in the third quarter of 2021.
  Non-GAAP negative free cash flow was US$3.3 million during the third quarter of 2022, compared to US$12.7 million in the second quarter of 2022 and US$10.7 million in the third quarter of 2021.
  Our total headcount decreased to 1,405 as of September 30, 2022, representing a decrease of 13.6% YoY and a decrease of 9.9% QoQ.
  On August 8, 2022 the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30.0 million. As of September 30, 2022, we repurchased 1.3 million shares at an average price of US$4.00 per share for a total cost of US$5.2 million.

Third Quarter 2022 Commercial Highlights:

  New customers that initiated their operations with us, among others: Levi’s in Argentina; Farma Delivery, Giassi B2B, and Vivara in Brazil; Belcorp in Colombia and Chile; Chedraui in Mexico; Asics and Claro in Peru; The Foschini Group in South Africa, and WH Candy in the US.
  Existing customers expanding their operations with us by opening new online stores, among others: H&M added a store in Uruguay, currently operating in 5 countries in Latin America; Motorola added a store in Saudi Nation, currently operating in 19 countries across the world with more than 20 stores; and Whirlpool added a store in Germany, currently operating in 16 countries across the world with more than 30 stores.

Third Quarter 2022 Product Innovation Highlights:

We innovate aligned with our guiding principles. VTEX key innovations deployed this quarter:

  Zero friction onboarding and collaboration:
    Hering, the leading textile and retail clothing company in Latin America, with more than 800 stores, chose VTEX headless approach to provide their end users with the best purchasing experience across all channels: proprietary stores, franchisees, multibrand third-party stores, ecommerce, as well as additional sales channels such as Facebook and Google Shopping. With us, Hering benefited from consistent improvements in all their website performance metrics, such as page speed times, conversion rates, average ticket size, bounce rates, cart abandonment rate, among others.
    Easy Chile, one of the leading DIY home improvement store in Latin America, was seeking to reduce friction on their users' experience. Now, with VTEX’s white label marketplace architecture Easy is connecting with almost 100 sellers, including their own physical stores and third party sellers, expanding their sales channel and optimizing their users' purchase process.
    VTEX launched a partnership with Checkout.com, a global Payment Service Provider able to deal with the most relevant card payment methods, as well as digital wallets. They are a resourceful solution, especially in new markets for VTEX, like North America, Europe, Middle East, and Asia.
  Single control panel for every order:
    The Foschini Group, one of the biggest fashion retailers in South Africa, with more than 4,000 stores, 29 brands and operations in 26 counties, is now operating with VTEX gradually rolling out their brands, which are expected to increase over time. With our solution, they will be able to centralize their 29 brands into a main marketplace, customizing the login process for their end users providing a frictionless consumer experience, while at the same time helping them to have a single source of truth for their multi brand sales process.
    Belcorp, a multi-level marketing beauty and personal care company, present in 13 countries with 3 commercial brands, is already a heavy user of live shopping, which was one of the many reasons they decided to come to VTEX. We believe that offering this product can become an interesting engine of growth for VTEX adoption, as we position ourselves as innovation front runners across the globe.
  Commerce on auto-pilot and co-pilot
    Anima, one of the largest private higher educational organizations in Brazil, chose VTEX to help them with the complexity of their customers' commercial model. With that said, our team gave Anima more flexibility developing a Custom Subscription Pricing model to allow their customers to use as payment plans. Furthermore, Anima utilizes many of VTEX’ core features on their ecommerce site such as pricing, promotions, and catalog.
    Erik’s Bike Shop, one of the largest bike’s shops in the US, with more than 30 physical stores across the country, chose VTEX to deliver a superior shopping experience to their online customers. VTEX worked hand in hand with Erik's Bike Shop to do a complete revamp of their homepage, and as a result our customer benefited from not only higher stickiness on their website, which was reflected in lower bouncing rated and higher number of pages viewed per visitor, but also with a double digits improvement in their conversion rates, session duration and number of pages viewed per user.
  The development platform of choice for digital commerce:
    VTEX Connect Latam, was the first VTEX event hosted in Mexico. The event took place in Mexico City on September 7th, gathering more than 3,000 in-person attendees, and with the participation of 56 speakers from 11 countries.
    AWS is actively enabling our global expansion. As we become one of their preferred global partners, we are excited to announce that Belcorp is one customer, among others, that went live with us in the third quarter thanks to this partnership.

Business Outlook

Since 2020 ecommerce meaning changed for enterprise brands and retailers, becoming a centerpiece of their business strategy. Omnichannel evolved from a “nice to have” to become a critical tool to engage with end consumers in a consistent and relevant way.

Nowadays, brands and retailers are evolving on the integration of not only physical channels and desktop and mobile online channels, but also interactive, social and conversational commerce, among other channels. The incremental complexity of building a proper omnichannel strategy enables VTEX to position itself as the backbone of commerce, integrating all these apparently separate pieces together in one powerful ecosystem.

In the fourth quarter of 2022, macroeconomic conditions remain uncertain. We are currently targeting revenue in the US$46.0 million to US$48.0 million range, implying a YoY growth of 27% in USD and 24% on an FX neutral basis in the middle of the range.

For the full year 2022, we expect FX neutral YoY revenue growth of 23% to 24%, implying a range of US$158 million to US$160 million, based on October average FX rates.

Despite navigating a volatile environment, both in terms of macro conditions and consumer behavior, we continue to focus on helping our customers digitally transform their commerce operations and outperform the market. We are satisfied with and excited about the expanding market opportunity in front of us and the resilience of our customer base. After expanding the platform significantly during the past few years, we are executing on our strategy of profitable growth. As such, we expect to continue expanding our operating income margins.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
GMV	2,957.5	2,284.8	8,783.9	6,760.2
GMV growth YoY FXN (1)	28.7%	4.2%	25.8%	37.0%
Revenue	38.8	31.9	112.1	88.7
Revenue growth YoY FXN (1)	22.0%	12.3%	23.4%	29.9%
Non-GAAP subscription gross profit (2)(4)	26.9	20.2	76.2	56.7
Non-GAAP subscription gross profit margin (3)(4)	73.8%	68.2%	72.0%	67.5%
Non-GAAP loss from operations (4)	(6.0)	(13.3)	(37.2)	(32.2)
Total number of employees	1,405	1,626	1,405	1,626

(1) Calculated by using the average monthly exchange rates for the applicable months during 2021, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2022, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2) Corresponds to our subscription revenues minus our subscription costs.
(3) Corresponds to our subscription gross profit divided by subscription revenues.
(4) Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID – 028861 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Subscription revenue	36.5	29.6	105.7	83.9
Subscription cost	(9.8)	(9.7)	(29.9)	(27.9)
Subscription gross profit	26.8	19.9	75.8	56.0
Share-based compensation	0.2	0.3	0.3	0.6
Non-GAAP subscription gross profit	26.9	20.2	76.2	56.7
Non-GAAP subscription gross margin	73.8%	68.2%	72.0%	67.5%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Sales & Marketing expense	(16.2)	(19.3)	(55.4)	(46.1)
Share-based compensation expense	1.3	2.6	1.7	4.9
Amortization of intangible related to acquisitions	0.3	0.3	0.9	0.8
Non-GAAP Sales & Marketing expense	(14.6)	(16.2)	(52.7)	(40.1)
Research & Development	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Research & Development expense	(13.8)	(14.2)	(43.1)	(33.3)
Share-based compensation expense	2.0	3.3	3.1	6.1
Amortization of intangible related to acquisitions	0.2	0.2	0.7	0.5
Non-GAAP Research & Development expense	(11.6)	(10.6)	(39.4)	(26.6)
General & Administrative	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
General & Administrative expense	(6.9)	(9.9)	(21.3)	(25.0)
Share-based compensation expense	1.3	3.0	2.9	6.1
Amortization of intangible related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(5.7)	(6.0)	(18.4)	(18.0)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Loss from operations	(11.3)	(24.4)	(46.9)	(52.8)
Share-based compensation expense	4.8	9.3	8.2	18.0
Amortization of intangibles related to acquisitions	0.5	0.5	1.6	1.3
Non-GAAP Loss from operations	(6.0)	(13.3)	(37.2)	(32.2)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash provided (used) by operating activities for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Net cash used in operating activities	(3.2)	(10.2)	(31.8)	(31.8)
Acquisitions of intangibles	-	(0.4)	-	(0.4)
Acquisitions of property and equipment	(0.1)	(0.2)	(0.3)	(1.2)
Non-GAAP free cash flow	(3.3)	(10.7)	(32.1)	(33.4)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended September 30, 2022:

	Three months ended September 30,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2022	2021	Percentage change	2022	2021	Percentage change
Subscription revenue	36.5	29.6	23.2%	36.5	29.6	23.0%
Services revenue	2.2	2.2	0.2%	2.4	2.2	8.6%
Total revenue	38.8	31.9	21.6%	38.9	31.9	22.0%
Subscription cost	(9.8)	(9.7)	0.2%	(9.9)	(9.7)	1.4%
Services cost	(2.9)	(3.1)	(6.0)%	(3.1)	(3.1)	0.6%
Total cost	(12.6)	(12.8)	(1.3)%	(12.9)	(12.8)	1.2%
Gross profit	26.1	19.1	37.0%	25.9	19.1	36.0%
Operating expenses	(37.4)	(43.4)	(13.9)%	(38.9)	(43.4)	(10.4)%
Loss from operation	(11.3)	(24.4)	(53.7)%	(13.0)	(24.4)	(46.7)%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX Condensed consolidated interim statement of profit or loss (Unaudited) In thousands of U.S. dollars, unless otherwise indicated
	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Subscription revenue	36,513	29,627	105,743	83,937
Services revenue	2,241	2,237	6,392	4,720
Total revenue	38,754	31,864	112,135	88,657

Subscription cost	(9,755)	(9,735)	(29,917)	(27,911)
Services cost	(2,872)	(3,056)	(8,321)	(7,921)
Total cost	(12,627)	(12,791)	(38,238)	(35,832)
Gross profit	26,127	19,073	73,897	52,825

Operating expenses
General and administrative	(6,944)	(9,947)	(21,296)	(24,976)
Sales and marketing	(16,176)	(19,330)	(55,394)	(46,062)
Research and development	(13,812)	(14,179)	(43,146)	(33,271)
Other income (losses)	(489)	14	(954)	(1,303)
Loss from operation	(11,294)	(24,369)	(46,893)	(52,787)

Financial income	7,137	2,575	16,125	5,119
Financial expense	(7,327)	(3,141)	(26,462)	(8,394)
Financial result, net	(190)	(566)	(10,337)	(3,275)

Equity results	272	162	759	397

Loss before income tax	(11,212)	(24,773)	(56,471)	(55,665)

Income tax

Current	260	(1,107)	(741)	(1,611)
Deferred	(590)	3,921	5,115	7,387
Total income tax	(330)	2,814	4,374	5,776

Net loss for the period	(11,542)	(21,959)	(52,097)	(49,889)

Attributable to controlling shareholders	(11,542)	(21,959)	(52,095)	(49,886)
Non-controlling interest	-	-	(2)	(3)

Loss per share
Basic loss per share	(0.060)	(0.119)	(0.273)	(0.280)
Diluted loss per share	(0.060)	(0.119)	(0.273)	(0.280)

VTEX Condensed consolidated interim balance sheet (Unaudited) In thousands of U.S. dollars
	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	29,857	121,006
Restricted cash	1,650	1,183
Marketable securities and short-term investments	212,237	177,191
Trade receivables	33,155	34,682
Recoverable taxes	4,095	6,881
Deferred commissions	584	263
Prepaid expenses	3,940	7,911
Other current assets	18	399
Total current assets	285,536	349,516

Non-current assets
Trade receivables	5,852	6,143
Deferred tax assets	17,780	12,572
Prepaid expenses	246	343
Recoverable taxes	2,704	556
Deferred commissions	1,901	1,246
Other non-current assets	968	435
Right-of-use assets	5,109	5,183
Property and equipment, net	4,105	4,711
Intangible assets, net	31,428	33,644
Investments in joint venture	790	621
Total non-current assets	70,883	65,454
Total assets	356,419	414,970
	September 30, 2022	December 31, 2021
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	31,425	29,537
Loans and financing	1,742	2,087
Taxes payable	3,121	5,035
Lease liabilities	1,475	1,105
Deferred revenue	18,366	16,598
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiaries	661	4,260
Other current liabilities	66	133
Total current liabilities	56,856	58,888

Non-current liabilities
Accounts payable and accrued expenses	557	1,977
Loans and financing	-	1,192
Taxes payable	160	160
Lease liabilities	4,426	4,886
Accounts payable from acquisition of subsidiaries	-	2,163
Deferred revenue	14,130	16,204
Deferred tax liabilities	2,555	2,045
Other non-current liabilities	133	266
Total non-current liabilities	21,961	28,893

EQUITY
Issued Capital	19	19
Capital reserve	394,662	390,466
Other reserves	(1,041)	652
Accumulated losses	(116,050)	(63,955)
Equity attributable to VTEX’s shareholders	277,590	327,182
Non-controlling interests	12	7
Total shareholders’ equity	277,602	327,189
Total liabilities and equity	356,419	414,970

VTEX Condensed consolidated interim statements of cash flows (Unaudited) In thousands of U.S. dollars, unless otherwise indicated
	Nine months ended
	September 30, 2022	September 30, 2021

Loss for the period	(52,097)	(49,889)
Adjustments on loss for the period
Depreciation and amortization	3,378	2,840
Deferred income tax	(5,115)	(7,385)
Loss on disposal of rights of use, property, equipment, and intangible assets	(9)	50
Allowance for doubtful accounts	640	412
Share-based compensation	8,501	6,845
Provision for payroll taxes (share-based compensation)	(1,578)	9,991
Adjustment of hyperinflation	3,786	1,481
Profit on investments in joint venture	(759)	(397)
Fair value (gains) losses for the period	6,610	(366)
Other costs and foreign exchange, net	(133)	(433)
Working capital adjustments
Trade receivables	(604)	(9,876)
Recoverable taxes	927	(1,370)
Prepaid expenses	3,919	(615)
Other assets	(581)	(161)
Accounts payable and accrued expenses	3,184	10,209
Taxes payable	(2,523)	1,190
Deferred revenue	48	9,697
Other liabilities	791	458
Cash used in operating activities	(31,615)	(27,319)
Income tax paid	(193)	(4,511)
Net cash used in operating activities	(31,808)	(31,830)
Cash flows from investing activities
Dividends received	147	-
Purchase of short-term investment	(111,040)	-
Redemption of short-term investment	66,152	-
Redemption of marketable Securities	-	16,857
Interest received	410	981
Dividend income from financial instruments	187	-
Payment of business acquired	(1,692)	(5,182)
Acquisitions of intangible assets	-	(364)
Acquisitions of property and equipment	(266)	(1,235)
Net cash provided by (used in) investing activities	(46,102)	11,057
Cash flows from financing activities
Derivative financial instruments	(718)	-
Changes in restricted cash	(403)	239
Proceeds from the exercise of stock options	430	3,220
Net-settlement of share-based payment	(1,138)	(1,781)
Capital increase	-	1,000
Capital increase - proceeds from initial public offering, net of transaction costs	-	296,318
Buyback of shares	(5,149)	(2,423)
Transactions costs related to repurchase of shares	(35)	-
Payment of loans and financing	(1,982)	(10,349)
Interest paid	(48)	(84)
Principal elements of lease payments	(898)	(671)
Lease interest paid	(515)	(513)
Net cash provided by (used in) financing activities	(10,456)	284,956
Net increase (decrease) in cash and cash equivalents	(88,366)	264,183
Cash and cash equivalents, beginning of the period	121,006	58,557
Effect of exchange rate changes	(2,783)	(1,111)
Cash and cash equivalents, end of the period	29,857	321,629

Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	985	155
Issue of ordinary shares as consideration for a business combination	3	1,469
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	8,471
Dividends receivable used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	7	-

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 10, 2022

VTEX

By: /s/ André Spolidoro Ferreira Gomes Name: André Spolidoro Ferreira Gomes Title: Chief Executive Officer